Exhibit 99.2

RAM ENERGY HOLDINGS LLC
Consolidated Financial Statements
As of and for the Year Ended December 31, 2016

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of

BDO International Limited, a UK company limited by guarantee.

RAM ENERGY HOLDINGS LLC

Consolidated Financial Statements

As of and for the Year Ended December 31, 2016

RAM Energy Holdings LLC

Contents

Page

Independent Auditor’s Report	3

Consolidated Financial Statements

Consolidated Balance Sheet as of December 31, 2016	4

Consolidated Statement of Operations for the Year Ended December 31, 2016	5

Consolidated Statement of Member’s Deficit for the Year Ended December 31, 2016	6

Consolidated Statement of Cash Flows for the Year Ended December 31, 2016	7

Notes to Consolidated Financial Statements	8 -18

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Independent Auditor’s Report

To the Board of Directors

RAM Energy Holdings LLC

We have audited the accompanying consolidated financial statements of RAM Energy Holdings LLC and Subsidiary (the “Company”), which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, member’s deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RAM Energy Holdings LLC and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

March 9, 2017

Houston, Texas

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Consolidated Financial Statements

RAM Energy Holdings LLC

Consolidated Balance Sheet

December 31,	2016

Assets

Current Assets
Cash and cash equivalents	$398,834
Accounts receivable, net	1,426,907
Prepaid expenses	215,670
Other current assets	24,458

Total Current Assets	2,065,869

Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, using full cost accounting	51,406,595
Unproved oil and natural gas properties	4,419,979
Other property and equipment	402,543
56,229,117
Less: accumulated depreciation, depletion, amortization and impairment	(30,056,643)

Net Property and Equipment	26,172,474

Other Assets
Derivative assets	78,983
Restricted cash	457,953
Other	51,834

Total Other Assets	588,770

Total Assets	$28,827,113

Liabilities and Member’s Deficit

Current Liabilities
Trade accounts payable	$2,158,383
Revenue payable	985,526
Accrued liabilities	1,388,336
Current portion of derivative liabilities	188,789
Current portion of asset retirement obligations	1,989,431

Total Current Liabilities	6,710,465

Asset Retirement Obligations	4,143,293

Long-Term Debt - Affiliate	83,364,718

Total Liabilities	94,218,476

Commitments and Contingencies (Note 10)

Member’s Deficit	(65,391,363)

Total Liabilities and Member’s Deficit	$28,827,113

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC

Consolidated Statement of Operations

Year Ended December 31,	2016

Revenues:
Oil	$4,113,729
Natural gas	2,777,422
NGLs	588,191
Total oil and natural gas sales	7,479,342
Losses on derivatives	(756,065)

Total Revenues	6,723,277

Operating Expenses
Oil and natural gas production expenses	6,539,221
Oil and natural gas production taxes	281,162
Depreciation, depletion and amortization	2,380,937
Impairment of oil and gas properties	4,574,977
Accretion of asset retirement obligations	688,527
Bad debt expense	100,132
General and administrative, overhead and other expenses, net of operator’s overhead fees	3,711,685

Total Operating Expenses	18,276,641

Loss from Operations	(11,553,364)

Other Income (Expense)
Interest expense	(8,358,544)
Interest income	3,524
Other income, net	125,710

Total Other Income (Expense)	(8,229,310)

Net Loss	$(19,782,674)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC

Consolidated Statement of Member’s Deficit

Member’s Deficit

Balance, December 31, 2015	$ (45,608,689)

Net loss	(19,782,674)

Balance, December 31, 2016	$ (65,391,363)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC

Consolidated Statement of Cash Flows

Year Ended December 31,	2016

Cash Flows from Operating Activities
Net loss	$(19,782,674)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	2,380,937
Impairment of oil and gas properties	4,574,977
Non cash interest expense in kind	8,358,544
Accretion of asset retirement obligations	688,527
Bad debt expense	100,132
Losses on derivatives	756,065
Derivative settlements	636,108
Changes in operating assets and liabilities:
Accounts receivable	211,538
Prepaid expenses and other assets	(8,479)
Accounts payable and revenue payable	(856,427)
Accrued liabilities	87,697

Net Cash Used in Operating Activities	(2,853,055)

Cash Flows from Investing Activities
Payments for oil and natural gas properties and equipment	(110,211)
Payments for other property and equipment	(2,013)
Proceeds from sales of oil and natural gas properties	2,256,227
Restricted cash	39,273

Net Cash Provided by Investing Activities	2,183,276

Net Decrease in Cash and Cash Equivalents	(669,779)

Cash and Cash Equivalents - Beginning of Year	1,068,613

Cash and Cash Equivalents - End of Year	$398,834

Non-Cash Investing and Financing Activities

Asset retirement obligations	$(182,263)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

1.	Nature of Operations and Organization

RAM Energy Holdings LLC (formerly named PNNT RAM Energy LLC) is a Delaware limited liability company, wholly-owned by PennantPark Investment Corporation, and was formed in July 2014 as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Energy Holdings LLC and RAM are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In July 2014, RAM acquired certain oil and natural gas properties from Chaparral Energy for a purchase price of approximately $98 million, after post-closing adjustments. The acquisition was funded by debt and the lenders, which included RAM Energy Holdings LLC, initially received approximately 10% minority interests in RAM in exchange for deal fees. RAM issued 531.25 common units to its lenders in connection with the First Event under the credit agreement in January 2015 and 531.25 common units to its lenders in connection with the Second Event under the credit agreement in April 2015. In August 2015, in resolution of RAM’s then default under its credit agreement, all remaining interests in RAM were transferred to RAM Energy Holdings LLC; the credit agreement was restructured and $20 million of debt was canceled. Prior to the debt restructuring, RAM Energy Holdings LLC held a minority interest in RAM, and after the debt restructuring, RAM became a wholly-owned and consolidated subsidiary of RAM Energy Holdings LLC. See Notes 8 and 9. Upon this change in control, the assets and liabilities of RAM were revalued to fair value.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the states of Texas, Louisiana, New Mexico and Oklahoma.

2.	Liquidity

The Company had a member’s deficit of $65.4 million, and a working capital deficit of $4.6 million at December 31, 2016. On January 5, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas for $5.7 million net proceeds. The proceeds will be used for general operating purposes. The Company also obtained a debt covenant waiver for all of its financial covenants and intends to exercise the paid-in-kind interest election through March 2018. As of March 9, 2017, after the January 2017 property sale and given the remedial actions taken on the credit agreement, management believes it has the funds necessary to maintain operations beyond one year after the date of these consolidated financial statements.

3.	Prior Period Adjustment

In connection with the preparation of the Company’s 2016 consolidated financial statements, management identified certain errors amounting to approximately $390,000 that related to the Company’s 2015 consolidated financial statements. The beginning balance of member’s deficit in the accompanying consolidated statement of member’s deficit has been revised to give effect to the correction of these errors.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

4.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of RAM Energy Holdings LLC and its wholly-owned subsidiary, RAM. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. At December 31, 2016, the net book value of the Company’s oil and natural gas properties exceeded the Ceiling Limitation by $4.6 million.

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unevaluated property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base. The Company did not have any impairment of its unproved oil and gas properties for the year ended December 31, 2016.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions. Depreciation expense of other property and equipment for the year ended December 31, 2016 was approximately $233 thousand.

In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the Accounting Standards Codification (the “Codification”) implemented by the Financial Accounting Standards Board (the “FASB”), the Company assesses the recoverability of the carrying value of its non-oil and natural gas long-lived assets whenever events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of other equipment is computed on the straight-line method over the estimated useful lives of the assets, which currently are three years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Natural Gas Sales and Gas Imbalances

The Company follows the entitlement method of accounting for natural gas sales, recognizing as revenues only its net interest share of all production sold. Any amount attributable to the sale of production in excess of or less than the Company’s net interest is recorded as a gas balancing asset or liability. At December 31, 2016, the Company’s gas imbalances were not significant.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash

At December 31, 2016, the Company had $0.5 million in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the year ended December 31, 2016, 21% of total revenues were from two customers and 11% of receivables were from one customer. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At December 31, 2016, the allowance for doubtful accounts was $129 thousand.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

In 2016, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.5 million for the year ended December 31, 2016.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 of the Codification, at December 31, 2016, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s Ceiling Limitation and in calculating depreciation, depletion and amortization. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Derivatives

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value in accordance with authoritative guidance as set forth in Topic 815 of the Codification.

The Company entered into numerous derivative contracts to reduce the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. See Notes 5 and 6. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments during 2016 have been recorded in the consolidated statement of operations.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

Asset Retirement Obligations

Authoritative guidance, set forth in Topic 410 of the Codification, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The authoritative guidance requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company determines its asset retirement obligations on its oil and natural gas properties by calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability on the Company’s oil and natural gas properties is recorded in the consolidated statement of operations.

The Company recorded the following activity related to the asset retirement obligations (in thousands):

Year Ended December 31,			2016

Liability for Asset Retirement Obligations, Beginning of Year	$		5,624
Accretion			689
Change in estimate			(152)
Obligations for wells sold			(29)

Liability for Asset Retirement Obligations, End of Year			6,132

Less: current asset retirement obligations			1,989

Long-Term Asset Retirement Obligations		$	4,143

Income Taxes

Prior to the debt restructuring effective August 31, 2015, the Company held a minority interest in RAM, and after the debt restructuring, RAM became a wholly-owned, disregarded subsidiary of the Company. As the Company has elected to be classified as a corporation, a tax benefit has been calculated for the year ended December 31, 2016. See Notes 8 and 9 for discussion of debt restructuring and member’s deficit.

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. For the year ended December 31, 2016, the Company had a benefit for income taxes of $7.0 million, which was completely offset by a valuation allowance. The significant differences between pre-tax book income and taxable book income relate to non-deductible expenses, state income taxes, change in valuation allowance, and other adjustments to deferred tax balances.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

The sources and tax effects of the differences are as follows (in thousands):

Year Ended December 31,		2016

Income tax benefit at the federal statutory rate (34%)	$	6,593
State income tax expense, net of federal benefit		403
Other		(3)
Valuation allowance		(6,993)

Income tax benefit	$	-

The Company’s income tax benefit was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

December 31,		2016

Depreciable/ depletable property, plant and equipment	$	21,705
Asset retirement obligation		2,277
Derivative assets		806
Reserves and other		44
Net operating loss carryforward		5,468
Total noncurrent deferred tax assets		30,300
Valuation allowance		(30,300)

Net noncurrent deferred tax assets	$	-

As of December 31, 2016, the Company has a net operating loss carryforward of approximately $15.2 million for federal income tax reporting purposes which will expire beginning in 2036. Based on the history of losses of the predecessor entity and the continued depression of oil and gas prices, the Company expects the net operating loss to expire without being utilized; accordingly, no deferred tax asset has been established for the amount of net operating losses that are not expected to be utilized under the applicable provisions of the tax law prior to their expiration. In addition, the Company has generated a net operating loss carryforward for state income tax purposes, which the Company believes will not be realized during the relevant carryforward periods; however, such amounts have not been separately disclosed in the consolidated financial statements as the Company does not believe that these net operating losses are material to the amounts presented herein.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

A valuation allowance has been established with respect to the portion of the deferred tax asset associated with tax basis in excess of carrying value of the Company’s assets for which the Company currently does not reasonably believe under the deferred tax asset realization criteria set forth in Topic 740 that it will more likely than not realize a benefit in future periods. During the year ended December 31, 2016, the Company recorded a valuation allowance of $30.3 million.

The Company follows guidance issued by the FASB in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50 percent likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of December 31, 2016.

The Company’s federal and state tax returns from its inception remain subject to examination by the applicable tax authorities.

5.	Fair Value Measurements

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of FASB ASC 820 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure regarding credit risk. This change is usually not material hence the primary impact from the adoption was additional disclosures.

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by level (in thousands):

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total

Derivative Asset (Commodity Contracts)	$-	$100	$-	$100

Derivative Liability (Commodity Contracts)	$-	$(210)	$-	$(210)

The Company estimates the fair value of its derivative instruments based on published forward commodity price curves as of the date of the estimate, less discounts to recognize present values. The Company estimated the fair value of its derivatives using a pricing model which also considered market volatility, counterparty credit risk and additional criteria in determining discount rates. The discount rate used in the discounted cash flow projections was based on published LIBOR rates, Eurodollar futures rates and interest swap rates. The counterparty credit risk was determined by calculating the difference between the derivative counterparty’s bond rate and published bond rates. A credit valuation adjustment (“CVA”) for the Company is incorporated into the derivative valuation when the overall derivative position with a counterparty is in a liability position. A CVA is calculated based on the spread between the Company’s credit curve and a risk-free rate.

At December 31, 2016, the carrying value of cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. Additionally, the carrying value of the Company’s long-term debt under the credit facility approximates fair value because the credit facility carries a variable interest rate based on market interest rates.

6.	Derivative Contracts

The Company periodically utilizes various hedging strategies to manage the price received for a portion of its future oil and natural gas production to reduce exposure to fluctuations in oil and natural gas prices and to achieve a more predictable cash flow.

During 2016, the Company entered into numerous derivative contracts to manage the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments during 2016 have been recorded in the consolidated statement of operations.

The Company’s derivative positions at December 31, 2016, consisting of put/call “collars” are shown in the following table:

	Collars - Natural Gas (Mmbtu)
	Floors		Ceilings
Year	Per Day (1)	Price	Per Day (1)	Price	Months Covered

2017	2,833	$3.00	2,833	$3.79	January-December
2018	2,000	$3.00	2,000	$3.82	January-October

(1) Per day amounts are calculated based on a 365-day year.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

Gross fair values of the Company’s derivative instruments, prior to netting of assets and liabilities subject to a master netting arrangement, are as follows (in thousands):

Derivative		Fair Value as of December 31,
Financial Instruments	Balance Sheet Location	2016

Commodity Contracts	Long-Term Assets-Derivative Assets	$100
Commodity Contracts	Current Liabilities-Derivative Liabilities	(189)
Commodity Contracts	Long-Term Liabilities-Derivative Liabilities	(21)

		$(110)

All of the losses related derivative contracts are recorded through the “losses on derivatives” account in the consolidated statement of operations.

We monitor the creditworthiness of our counterparty, however we are not able to predict sudden changes in their creditworthiness. Should our financial counterparty not perform, we may not realize the results of some of our derivative instruments and could incur differing results. As of December 31, 2016, we had no deposits for collateral with our counterparty.

7.	Acquisition and Divestitures

Arco-Vickers Disposition

On January 5, 2016, the Company closed on the sale of certain oil and natural gas properties located in Texas for $0.1 million net proceeds. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.

Reagan County Dispositions

On April 19, 2016 and on May 12, 2016, the Company closed on two sales of mineral interest properties located in Reagan County, Texas for $0.8 million each. The full cost pool was reduced by the net proceeds of $1.6 million in accordance with the full cost method of accounting. The proceeds were used for general corporate purposes.

Glasscock County Disposition

On September 15, 2016, the Company closed on the sale of mineral interest properties located in Glasscock County, Texas for $0.5 million net proceeds. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.

8.	Long-Term Debt - Affiliate

Long-term debt - affiliate consists of the following (in thousands):

December 31,	2016

Term Loan Tranche A	$83,365

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

Term Loans

On July 18, 2014, in conjunction with the Arklatex/Central Basin Platform acquisition from Chaparral Energy, RAM entered into a $102.5 million credit facility with U.S. Bank National Association as Administrative Agent (the “Agent”) for itself and on behalf of PennantPark Investment Corporation (“PennantPark”) as lender. The facility included a $75.0 million Tranche A term loan and a $27.5 million Tranche B term loan. In February 2015, asset divestiture proceeds of $7.5 million were used to pay down the Tranche B term loan.

Borrowings under the facility were used to fund the cash requirements in connection with the closing of the Arklatex/Central Basin Platform acquisition, and for working capital and other general corporate purposes. The Tranche A term loan provides for payments of interest only during its term. In the case of a Tranche A Base Rate Loan, interest is charged at the Agent’s Prime Rate plus the Applicable margin of 7.0%; or, in the case of a Tranche A Eurodollar Loan, interest is charged at LIBO plus the Applicable Margin of 8.0%. While the Tranche B loan remained outstanding, interest on the Tranche A loan, as calculated above, was increased by 2.0%. The Tranche B loan provided for payments of interest only during its term. In the case of a Tranche B Base Rate Loan, interest was charged at the Agent’s Prime Rate plus the Applicable margin of 12.0%; or, in the case of a Tranche B Eurodollar Loan, interest was charged at LIBO plus the Applicable Margin of 13.0%. The interest rate at December 31, 2016 for the Tranche A loan was 10%. The Tranche A loan is due on July 18, 2019.

Advances under the facility are secured by liens on substantially all properties and assets of RAM. The loan agreement contains representations, warranties and covenants customary in transactions of this nature, and initially included financial covenants relating to a current ratio and a maximum leverage ratio. RAM was not in compliance with its covenants as of December 31, 2014 and was therefore in technical default under the provisions of the agreement.

In August 2015, in resolution of RAM’s then default under the credit agreement, the remaining balance of $20.0 million of the Tranche B term loan was canceled, the entire interest in RAM was transferred to RAM Energy Holdings LLC and the credit agreement was restructured. The restructuring includes a current ratio and debt to EBITDAX covenant and a paid-in-kind interest election for the Tranche A term loan. Cumulative interest paid-in-kind as of December 31, 2016 was $10.3 million. The Company was not in compliance with its current ratio covenant, as amended, as of December 31, 2016. The Company obtained a waiver from the lender in order to waive the current ratio and total debt to EBITDAX covenants as of and for the fiscal quarter and fiscal year ended December 31, 2016 and thereafter, for each fiscal quarter ending on or prior to March 31, 2018.

9.	Member’s Deficit

The Company was formed in July 2014 with 100 units of the Company issued to PennantPark. The Company’s operating agreement was amended following the debt restructuring in August 2015 as discussed in Note 8. The increased number of units outstanding in the amended operating agreement was derived from the change-of-control transactions affecting RAM.

The debt restructuring in August 2015 included PennantPark contributing the Tranche B term loan debt to RAM Energy Holdings LLC, and RAM Energy Holdings contributing it to RAM. The result is PennantPark holds all units in RAM Energy Holdings as of August 31, 2015.

RAM Energy Holdings LLC

Notes to Consolidated Financial Statements

10.	Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2020. Approximate future minimum lease payments for operating leases as of December 31, 2016 are as follows (in thousands):

Year Ending December 31,
2017	$351
2018	310
2019	267
2020	35

$963

Rent expense of approximately $0.4 million was incurred under operating leases for the year ended December 31, 2016.

11.	Related Party Transactions

RAM made certain payments on behalf of an officer during 2016 totaling $49 thousand, which is due to the Company as of December 31, 2016. LEL Energy, a company owned by an officer, made payments on behalf of RAM totaling $67 thousand, which is a payable on RAM’s books.

12.	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through March 9, 2017, the date the consolidated financial statements were available to be issued.

On January 1, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas. The Company received no proceeds, but was relieved of the plugging liability.

On January 5, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas for $5.7 million net proceeds. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting. The proceeds will be used for general operating purposes.

On February 10, 2017, the Company closed on the sale of certain oil and natural gas properties located in Texas for $15 thousand plus oil in tanks. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.